September 5, 2008
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Stephen G. Krikorian
Mail Stop 4561

Re:	Vocus, Inc. Form 10-Q For the Quarterly Period Ended March 31, 2008 Filed on May 12, 2008 Form 10-Q For the Quarterly Period Ended June 30, 2008 Filed on August 11, 2008 File No. 000-51644
Dear Mr. Krikorian:
     On behalf of Vocus, Inc. (the “Company”), and as an additional response to the letter of comment of the Commission staff (the “Staff”), dated August 20, 2008 (the “Comment Letter”) and subsequent telephone conversation with the Staff, we submit the following acknowledgement in accordance with the Comment Letter:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-Q for the quarterly period ended March 31, 2008 and the Form 10-Q for the Quarterly period ended June 30, 2008 (the “Filings”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     Please do not hesitate to call me at (301) 683-6002 should you have any questions concerning the acknowledgement above.

Very truly yours, Vocus, Inc. /s/ Stephen Vintz
Stephen Vintz Chief Financial Officer

cc:	Richard Rudman, Chief Executive Officer, President and Chairman, Vocus, Inc. Stephen A. Riddick, Greenberg Traurig, LLP Greg Kuykendall, Ernst & Young LLP